Exhibit 99.2
TUCKERMAN — CAMDEN JOINT VENTURES
Unaudited Combined Financial Statements as of and for the
Years Ended December 31, 2007 and 2006

TUCKERMAN — CAMDEN JOINT VENTURES
COMBINED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006 (Unaudited)

ASSETS	2007	2006

REAL ESTATE ASSETS, AT COST:
Land	$65,970,277	$65,970,277
Buildings and improvements	337,292,579	333,358,455

	403,262,856	399,328,732

Accumulated depreciation	(30,297,501)	(18,956,285)

Net operating real estate assets	372,965,355	380,372,447

CASH AND CASH EQUIVALENTS	3,309,673	3,128,733

RESTRICTED CASH	3,238,299	3,132,022

ACCOUNTS RECEIVABLE, Net of allowance of $3,790 and $3,790, respectively	87,838	145,325

DEFERRED FINANCING COSTS, Net of accumulated amortization of $879,968 and $569,384, respectively	1,294,060	1,604,644

OTHER ASSETS, Net	143,389	171,297

TOTAL	$381,038,614	$388,554,468

LIABILITIES AND PARTNERS’ EQUITY

LIABILITIES:
Mortgage note payable	$272,605,700	$272,605,700
Accrued real estate taxes	2,730,171	2,905,318
Accounts payable and accrued expenses	646,953	643,812
Accounts payable and accrued expenses-related party	567,690	413,163
Accrued interest payable	1,151,760	1,151,760
Tenant security deposits	679,993	665,011
Other liabilities	528,545	573,944

Total liabilities	278,910,812	278,958,708

COMMITMENTS AND CONTINGENCIES

PARTNERS’ EQUITY	102,127,802	109,595,760

TOTAL	$381,038,614	$388,554,468

See notes to unaudited combined financial statements.

TUCKERMAN — CAMDEN JOINT VENTURES
COMBINED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (Unaudited)

	2007	2006

REVENUES:
Property revenues:
Rental revenues	$42,153,593	$41,353,425
Other property revenues	4,943,320	4,183,360

Total property revenues	47,096,913	45,536,785

EXPENSES:
Property operating and maintenance	13,465,024	12,845,052
Real estate taxes	4,575,127	4,758,628
General and administrative	746,820	683,396
Interest	14,131,684	14,131,684
Depreciation and amortization	11,341,216	10,756,815

Total expenses	44,259,871	43,175,575

INCOME FROM CONTINUING OPERATIONS BEFORE LOSS ON SALE OF LAND	2,837,042	2,361,210

Loss on sale of land	—	(42,977)

NET INCOME	$2,837,042	$2,318,233

See notes to unaudited combined financial statements.

TUCKERMAN — CAMDEN JOINT VENTURES
COMBINED STATEMENTS OF PARTNERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (Unaudited)

	T-CPT, LLC	CPT GP, LLC	CPT, LP	Total

PARTNERS’ EQUITY — January 1, 2006	$94,264,419	$117,833	$23,448,275	$117,830,527

Net income	1,854,587	2,317	461,329	2,318,233

Distributions	(8,442,400)	(10,553)	(2,100,047)	(10,553,000)

PARTNERS’ EQUITY — December 31, 2006	87,676,606	109,597	21,809,557	109,595,760

Net income	2,269,632	2,838	564,572	2,837,042

Distributions	(8,244,000)	(10,305)	(2,050,695)	(10,305,000)

PARTNERS’ EQUITY — December 31, 2007	$81,702,238	$102,130	$20,323,434	$102,127,802

See notes to unaudited combined financial statements.

TUCKERMAN — CAMDEN JOINT VENTURES
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (Unaudited)

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,837,042	$2,318,233
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on sale of land	—	42,977
Depreciation and amortization	11,341,216	10,756,815
Amortization of deferred financing costs	310,584	310,573
Change in operating assets and liabilities:
Accounts receivable	57,487	(38,724)
Other assets	27,908	7,144
Accrued real estate taxes	(175,147)	(529,444)
Accounts payable and accrued expenses	3,141	149,329
Accounts payable and accrued expenses-related party	154,527	206,950
Other liabilities	(45,399)	(15,564)

Net cash from operating activities	14,511,359	13,208,289

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted cash	(106,277)	97,499
Increase in real estate assets	(3,934,124)	(2,968,147)
Net proceeds from the sale of land	—	227,671

Net cash from investing activities	(4,040,401)	(2,642,977)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in tenant security deposits	14,982	(2,029)
Distributions to partners	(10,305,000)	(10,553,000)

Net cash from financing activities	(10,290,018)	(10,555,029)

NET INCREASE IN CASH AND CASH EQUIVALENTS	180,940	10,283

CASH AND CASH EQUIVALENTS — Beginning of period	3,128,733	3,118,450

CASH AND CASH EQUIVALENTS — End of period	$3,309,673	$3,128,733

SUPPLEMENTAL INFORMATION — Cash paid for interest	$13,821,108	$13,821,108

See notes to unaudited combined financial statements.

TUCKERMAN — CAMDEN JOINT VENTURES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
1.	ORGANIZATION

On March 18, 2005, three entities controlled by Camden Property Trust (“CPT”), a publicly owned real estate investment trust, contributed to various partnerships the twelve properties (the “Properties”), which had a combined fair value of $393.6 million. In connection with the contribution, CPT, through two wholly owned entities, CPT GP, LLC and CPT, LP, which own .1% and 19.9% of the partnerships, respectively, was granted a 20% ownership in each partnership, which was valued at $26.3 million and received cash proceeds totaling $373.7 million. The remaining 80% limited partnership interests of each partnership are owned by twelve subsidiaries of a private investment fund which contributed a combined $104.7 million in cash at formation. The cash proceeds paid to CPT were funded with cash invested by the partners and a $272.5 million mortgage loan, which is secured by the properties. Below is a table reflecting the details by partnership.

						Mortgage
	Apartment		Contributing	Equity		Balance
Partnership Name	Homes	State	Entity	at 12/31/07		at 12/31/07
CPT Addison, LP	456	Texas	Camden Property Trust	$9.5	million	$25.0	million
CPT Fountain Palms, LP	192	Arizona	Camden Operating, LP	3.1		11.0
CPT Holly Springs, LP	548	Texas	Camden Property Trust	12.2		29.6
CPT Park, LP	288	Texas	Camden Property Trust	6.3		14.5
CPT Parkside, LP	421	California	Camden USA, Inc.	20.5		43.5
CPT Pecos Ranch, LP	272	Arizona	Camden USA, Inc.	5.8		15.2
CPT Pines, LP	315	Nevada	Camden USA, Inc.	9.6		23.2
CPT Sierra, LP	288	Arizona	Camden USA, Inc.	5.8		15.1
CPT Sugar Grove, LP	380	Texas	Camden Property Trust	5.8		22.6
CPT Summit, LP	234	Nevada	Camden USA, Inc.	7.5		25.2
CPT Tiara, LP	400	Nevada	Camden USA, Inc.	10.5		32.1
CPT Towne Center, LP	240	Arizona	Camden USA, Inc.	5.5		15.6
Totals	4,034			$102.1	million	$272.6	million
Each partnership is legally distinct and there are no transactions between the various partnerships. Since each partnership is under common control, the financial statements are presented on a combined basis and are referred to herein as the “Ventures.” The Ventures were formed for the purpose of holding, operating, maintaining, repairing, leasing and managing the Properties.
Camden Development, Inc. (“CDI”), a wholly owned subsidiary of CPT, is the property manager of the properties and serves as the exclusive managing and leasing agent for the Properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Real Estate Assets and Depreciation — Real estate assets are recorded at cost. Expenditures directly related to the development, acquisition and improvement of real estate assets, excluding internal costs relating to acquisitions of operating properties, are capitalized at cost as land, buildings and improvements. Capital expenditures subsequent to initial construction are capitalized and depreciated over their estimated useful lives.
Costs recorded as repairs and maintenance includes all amounts which do not alter the primary use, extend the expected useful life or improve the safety or efficiency of the related asset. Ordinary repairs and maintenance are expensed as incurred.
Depreciation is computed over the expected useful lives of depreciable property on a straight-line basis with lives generally as follows:

Estimated
Useful Life
Buildings and improvements	5-35 years
Furniture, fixtures, equipment and other	3-20 years
Asset Impairment — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if estimated future undiscounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets. Generally, when impairment exists the long-lived asset is adjusted to its respective fair value. We consider projected future undiscounted cash flows, trends, and other factors in our assessment of whether impairment conditions exist. While we believe our estimates of future cash flows are reasonable, different assumptions regarding such factors as market rents, economies, and occupancies could significantly affect these estimates. In determining fair value, management uses appraisals, management estimates, or discounted cash flow calculations. No impairments were recognized in 2007 or 2006.
Cash and Cash Equivalents — All cash and investments in money market accounts and other highly liquid securities with a maturity of three months or less at date of purchase are considered to be cash and cash equivalents.
Restricted Cash — Restricted cash consists of escrow deposits held by lenders for property taxes. Substantially all restricted cash is invested in demand and short-term instruments.
Accounts Receivable — The Ventures review accounts receivable and an allowance is recorded for the estimated uncollectible portion of accounts receivable. Changes in the allowance for uncollectible accounts receivable are recorded as bad debt expense.
Deferred Financing Costs — Deferred financing costs are amortized on a straight-line basis over the term of the related debt, which approximates the interest method. Amortization of this cost is included in interest expense in the statements of operations.
Other Assets, Net — Other assets in our consolidated financial statements include prepaid expenses and other miscellaneous receivables.
Tenant Security Deposits — The Ventures perform credit evaluations of its tenants and generally requires a security deposit up to one month of rental income. These tenant security deposits are classified as liabilities in the balance sheet.

Income Recognition — Our rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Other property income consists primarily of utility rebilling, and administrative, application and other transactional fees charged to our residents. Our apartment homes are rented to residents on lease terms generally ranging from 6 to 15 months, with monthly payments due in advance. Interest, fees and all other sources of income are recognized as earned. In management’s opinion, due to the number of residents, the type and diversity of submarkets in which the properties operate, and the collection terms, there is no significant concentration of credit risk.
Income Taxes — Under present income tax law, the Ventures are not subject to federal income taxes; therefore, no provision for taxes is included in the accompanying financial statements. The partners include their respective share of the income or loss in their individual tax returns. See Note 6 for further discussion of state income taxes.
Use of Estimates — In the application of accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods, and related disclosures. Our more significant estimates relate to estimates supporting our impairment analysis related to the carrying values of our real estate assets, estimates of the useful lives of our assets and allocations of profits and losses and cash distributions to our Partners. These estimates are based on historical experience and various other assumptions believed to be reasonable under the circumstances. Future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.
Recent Accounting Pronouncement — In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent other accounting pronouncements require or permit fair value measurements. The statement emphasizes fair value as a market-based measurement which should be determined based on assumptions market participants would use in pricing an asset or liability. We will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008 the FASB deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We have adopted SFAS No. 157 effective January 1, 2008 for financial assets and financial liabilities and do not expect this adoption to have a material effect on our consolidated results of operations or financial position but it will enhance the level of disclosures for assets and liabilities recorded at fair value.
In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” FIN 48 prescribes a two-step process for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The first step involves evaluation of a tax position to determine whether it is more likely than not the position will be sustained upon examination, based on the technical merits of the position. The second step involves measuring the benefit to recognize in the financial statements for those tax positions that meet the more-likely-than-not recognition threshold. We have assessed the potential impact of FIN 48 and our adoption did not have a material impact on our financial position, results or operations or cash flows.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis (i.e., the fair value option), which are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is effective for fiscal years beginning after November 15, 2007. We have adopted this standard effective January 1, 2008 and have elected not to measure any of our current eligible financial assets or liabilities at fair value upon adoption; however, we do reserve the right to elect to measure future eligible financial assets or liabilities at fair value.

In June 2007, the AICPA issued Statement of Position (“SOP”) No. 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investment in Investment Companies,” which broadened the scope and accounting requirements of the AICPA Audit and Accounting Guide, Investment Companies. SOP No. 07-1 establishes new criteria for determining when non-regulated entities meet the definition of an investment company. The assessment of whether a non-regulated entity is an investment company requires consideration of the activities of the entity; the relationships between the entity and its investees; and the relationships between investors and the entity. We are not a regulated investment company. At its February 2008 meeting, the FASB indefinitely delayed the effective date of SOP No. 07-1. Accordingly, we have not yet determined the effect SOP No. 07-1 will have on our financial statements.
3.	PARTNERSHIP AGREEMENTS
Each Venture is governed by the Amended and Restated Limited Partnership Agreement, dated March 18, 2005, shall continue its existence until it is dissolved pursuant to the provisions in the Partnership Agreement.
Distributable Cash Flow (e.g. the amount by which the net cash flow for such period exceeds the then current reserve deduction, to the extent not already included in the calculation of net cash flow) shall be distributed to each Partner monthly in the following order: first, pro rata to reduce each Partners’ capital preferred return whereby the “preferred return” represents a cumulative return of fourteen percent per annum, compounded annually; second, pro rata to reduce each Partners’ initial capital contribution accounts; finally, to each Partner in their respective capital percentages unless the Portfolio Value Asset Test, as defined, is satisfied.
If the Portfolio Value Asset Test is not satisfied, each Partner receives distributions pro-rata in accordance with their respective capital ratios. Upon the test being satisfied, the Partner’s receive distributions pro-rata in accordance with their respective sharing ratios. As of the end of 2007, the Portfolio Value Asset Test had not been satisfied for any of the Ventures.
All profits and losses for any fiscal year shall generally be allocated pro rata among the Partners, so as to reduce, proportionately, the differences between their respective Target Capital Accounts, as defined, and Partially Adjusted Capital Accounts, as defined, whereby a Partner’s “Target Capital Account” shall represent an amount equal to the hypothetical net distribution such Partner would receive if the Partnership were liquidated at the close of such period and the net assets of the Partnership were distributed according to the allocation described above. In contrast, the aforementioned “Partially Adjusted Capital Account” shall mean the capital account of such Partner at the beginning of the taxable period adjusted for (a) the Partner’s share of the minimum gain with respect to all nonrecourse liabilities of the Venture that would be realized by the Partnership if the Partnership disposed of the Properties, that was not otherwise required to be taken under the Regulatory Allocations during the taxable period and (b) for all capital contributions and distributions during such taxable period, but before giving effect to any allocation of items of income, gain, deduction, or loss for the period.
Additional capital contributions from each Partner may be required if at any time the general partner determines, in accordance with the Agreement, additional cash is necessary.

4.	MORTGAGE NOTES PAYABLE
The following is a summary of the Ventures indebtedness at December 31:

Partnership	Mortgage Terms	2007	2006
CPT Addison, LP	5.07% Note, due 2012	$25,002,000	$25,002,000
CPT Fountain Palms, LP	5.07% Note, due 2012	11,027,400	11,027,400
CPT Holly Springs, LP	5.07% Note, due 2012	29,607,700	29,607,700
CPT Park, LP	5.07% Note, due 2012	14,479,600	14,479,600
CPT Parkside, LP	5.07% Note, due 2012	43,537,000	43,537,000
CPT Pecos Ranch, LP	5.07% Note, due 2012	15,146,700	15,146,700
CPT Pines, LP	5.07% Note, due 2012	23,235,900	23,235,900
CPT Sierra, LP	5.07% Note, due 2012	15,104,800	15,104,800
CPT Sugar Grove, LP	5.07% Note, due 2012	22,562,200	22,562,200
CPT Summit, LP	5.07% Note, due 2012	25,195,400	25,195,400
CPT Tiara, LP	5.07% Note, due 2012	32,131,100	32,131,100
CPT Towne Center, LP	5.07% Note, due 2012	15,575,900	15,575,900
Totals		$272,605,700	$272,605,700
The 5.07% mortgage notes require monthly payment of interest, with the principal balance due in April 2012.
5.	RELATED PARTY TRANSACTIONS
CDI earns a management fee equal to three percent of all gross cash receipts of each Venture. Management fees earned by CDI for 2007 totaled $1,416,147 and for 2006 totaled $1,364,109. The Ventures maintain no employees as all personnel are employees of CDI. As property manager, CDI was reimbursed for payroll and other operating costs amounting to approximately $5,890,000 for 2007 and $5,350,000 for 2006.
CDI earns a construction management fee equal to a variable percent based on project contract amounts for exterior capital improvements or replacements made to a Property during the calendar year. During 2007 and 2006, there were contracted projects that generated $120,432 and $54,121 in construction management fees, respectively.
6.	INCOME TAX
On May 18, 2006, the Texas Governor signed into law a Texas margin tax which restructures the state business tax by replacing the taxable capital components of the current franchise tax with a new “taxable margin” component. Since the tax base on the Texas margin tax is derived from an income based measure, we believe the margin tax is an income tax and, therefore, the provisions of SFAS 109 regarding the recognition of deferred taxes apply to the new margin tax. In accordance with SFAS 109, the effect on deferred tax liabilities of a change in tax law should be included in tax expense attributable to continuing operations in the period including the enactment date. As a result, we calculated our deferred tax assets and liabilities for Texas based on the new margin tax. The cumulative effect of the change was immaterial and the impact of the change in deferred tax liabilities did not have a material impact on tax expense. Beginning in 2007, we have incurred $124,185 tax expense related to this margin tax. This cost is included in general and administrative expense in the statements of operations.
7.	COMMITMENTS AND CONTINGENCIES
The Ventures are party to various claims arising in the normal course of business. These claims are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that final outcome of such matters will not have a material adverse effect on the Ventures’ financial statements.

8.	LAND SALE
In March 2006, CPT Sugar Grove, LP sold 104 acres of unimproved land and recognized a loss of $42,977 in connection with this sale. This loss was included in continuing operations as the cash flows from this land parcel were not separately identifiable from the cash flows generated by the property.
9.	FAIR VALUE OF FINANCIAL INSTRUMENTS
Disclosure about the fair value of financial instruments is based on pertinent information available to management as of December 31, 2007 and 2006. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
As of December 31, 2007 and 2006, management estimated the carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities were at amounts that reasonably approximated their fair value.
Estimates of fair value of our notes payable are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. As of December 31, 2007 and 2006, the outstanding balance of fixed rate notes payable of $272.6 million had a fair value of $268.0 million and $266.2 million, respectively.
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